UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a Company organized under the laws of the Kingdom of Spain, entered into an agreement dated August 26, 2024 (the “Agreement”), with Enerfip, a leading France-based crowdfunding platform.  The agreement allows Turbo Energy to explore, through Enerfip’s crowdfunding platform, financing from European individual investors, namely investors residing in France and Spain (the “Financing”).

If Turbo Energy’s project receives acceptance and interest among investors on Enerfip’s platform, the form agreed between the parties to carry out the financing would be to raise 2,000,000 Euros on a first tranche through a 36-month simple debt bond, with an interest rate of 8.75% (“Crowd Bond”). The interest will be repaid semiannually.

Turbo Energy’s launched its campaign on September 5, 2024 on Enerfip’s platform. The size and beginning of the obligation to the Crowd Bond investors will not be made official until the first closing, which is estimated to occur before the end of 2024.

The proceeds will be utilized to support the Company’s plans to accelerate its international expansion initiatives, with particular focus on introduction of Turbo Energy’s AI-enabled solar energy storage solutions to the U.S. and South American markets.

Having raised over €500 million for nearly 500 projects to date, Enerfip is a crowdfunding platform dedicated to renewable energy projects and regulated by the French Financial Markets Authority and Prudential Control and Resolution Authority. It offers European citizens the opportunity to become players in the energy transition by investing in solar, wind, hydroelectric and biomass energy via Enerfip’s proprietary platform found at https://fr.enerfip.eu/. The platform was created to enable every citizen to become a player in the energy transition by benefiting from an attractive alternative savings solutions, but with controlled risk, while also offering project sponsors a source of financing complementary to convention capital formation solutions.

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: September 11, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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